OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10029552

SEC FILE NUMBER
8-65580

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BrookView Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Water Street
(No. and Street)

White Plains (City) New York (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saundra Armstrong (914) 328-6650
(Area Code - Telephone Number)

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Colangelo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm BrookView Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Managing Member

Title

[signature]

Notary Public

R. [illegible]
Notary Public, State of New York
No. [illegible]
Qualified in Westchester
Commission Expires 3/2/2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

BROOKVIEW CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

BROOKVIEW CAPITAL, LLC

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
BrookView Capital, LLC

We have audited the accompanying statement of financial condition of BrookView Capital, LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BrookView Capital, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2010

BROOKVIEW CAPITAL, LLC

Statement of Financial Condition
December 31, 2009
(expressed in United States dollars)

ASSETS	
Cash	$ 863,003
Receivable from clearing broker, including clearing deposit balance	1,028,314
Investments, at fair value (cost $578,721)	649,671
Accounts receivable, other	273,931
	$ 2,814,919
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses	$ 237,915
Management fee payable	830,000
	1,067,915
MEMBER'S EQUITY	1,747,004
	$ 2,814,919

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2009
(expressed in United States dollars)

NOTE A - ORGANIZATION

BrookView Capital, LLC (the "Company") is a New York limited liability company and is wholly owned by BrookView Management, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member the Financial Industry Regulatory Authority ("FINRA"). The Company's operations primarily consist of securities transactions executed on either an agency or riskless principal basis on behalf of its customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Investment valuation:

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Sole Member develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Sole Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depend on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

[2] Income taxes:

No provision for income taxes has been recorded because the Company is a single member limited liability company. Accordingly, the Sole Member reports the Company's income or loss on its income tax returns.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. The Sole Member has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2006 through December 31, 2009) and concluded that no provision for unrecognized tax benefits or expense is required in these financial statements.

(expressed in United States dollars)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments in securities and securities sold short by level within the fair value hierarchy at December 31, 2009:

	Fair Value	Fair Value Hierarchy
Assets:		
Municipal Bonds	$ 649,671	Level 2
	$ 649,671	

NOTE D - SPECIAL RESERVE BANK ACCOUNT

The Company has an agreement with one of its customers in which it pays certain expenses of the customer which meets the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934, which provides for payment of research and development and quote services. The Company is required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". During the year, the customer ceased operation; accordingly, the Company liquidated the Special Reserve Bank Account.

NOTE E - ACCOUNTS RECEIVABLE, OTHER

Accounts receivable, other is primarily comprised of receivables from non-broker dealer entities for fee based option and equity transactions negotiated through the Company.

NOTE F - NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $1,420,643, which was $1,170,643 in excess of its minimum requirement of $250,000.

(expressed in United States dollars)

NOTE G - DEPOSIT WITH CLEARING BROKER

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $250,000. At December 31, 2009, the clearing deposit was $416,277.

NOTE H - RELATED PARTY TRANSACTIONS

Effective April 15, 2003, the Company entered into an Administrative Services Agreement (the "Agreement") with its Sole Member. The Agreement requires the Sole Member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology. In consideration for these services, the Company pays to its Sole Member an amount up to a maximum of 95% of gross commissions received from its clearing broker for executed transactions. The management fees charged by the Sole Member in 2009 were $7,112,115, of which $830,000 was payable as of December 31, 2009.

NOTE I - CONCENTRATION OF RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors collateral on the customers' accounts.

In the normal course of its business, the Company enters into various financial transactions where risk of potential loss due to market risk, currency risk, interest rate risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. The Company maintains its cash in a financial institution, which at times, may exceed federally insured limits.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

NOTE J - SUBSEQUENT EVENTS

The Sole Member has evaluated events through February 25, 2010, the date that this financial statement was available to be issued.